UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 19, 2017

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Executive Officer

Aaron Ross, the Company’s current General Counsel, has been named as an executive officer of the Company, effective May 19, 2017. Aaron Ross has served has the Company’s General Counsel since August 2015. Prior to joining the Company, Mr. Ross served as Senior Corporate Counsel at Flextronics International Ltd. from January 2015 to July 2015 and Senior Corporate and M&A counsel at Atmel Corporation from November 2011 to December 2014. Previously, Mr. Ross served as Associate General Counsel and Corporate General Counsel at Technicolor S.A. Prior to his roles as in house counsel, Mr. Ross was an associate in the London and Paris offices of Skadden, Arps, Slate, Meagher & Flom LLP and the San Francisco offices of Orrick, Herrington & Sutcliffe LLP. Mr. Ross holds a B.A. in Philosophy from Cornell University and a J.D. from the U.C. Berkeley School of Law.

Ciaran Dynes, the Company’s current Senior Vice President of Product, has been named an executive officer of the Company, effective May 19, 2017.  Mr. Dynes joined Talend in January 2011 as Director of Product Management, and was promoted to Vice President of Product in July 2013. Prior to joining the Company, Mr. Dynes worked as a consultant to Sopera GmbH (acquired by Talend in 2010). Previously, Mr. Dynes served as Director for Product Management at Progress Software from 2008-2010, and as Director of Product Management at IONA Technologies (acquired by Progress Software) from 2004-2008. Mr. Dynes holds a B.A. (Mod.) in Computer Science from Trinity College Dublin (Ireland).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: May 19, 2017	By:	/s/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer
(Principal Financial Officer)